UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A

          Under the Securities Exchange Act of 1934 (Amendment No. 2)*


                              i2 TECHNOLOGIES, INC.
     ---------------------------------------------------------------------
                                (Name of Issuer)


                   Common Stock, $0.00025 Par Value Per Share
     ---------------------------------------------------------------------
                         (Title of Class of Securities)

                                    465754208
     ---------------------------------------------------------------------
                                 (CUSIP Number)

                             Peter A. Nussbaum, Esq.
                          S.A.C. Capital Advisors, L.P.
                             72 Cummings Point Road
                               Stamford, CT 06902
                                 (203) 890-2000
     ---------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                 January 1, 2009
     ---------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
--------------------------------                              ------------------
CUSIP No. 465754208                                           Page 2 of 13 Pages
--------------------------------                              ------------------
--------- ----------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            S.A.C. Capital Advisors, L.P.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    1,498,401
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,498,401
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,498,401
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.9%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            PN
----------- --------------------------------------------------------------------


                                    2 of 13

                                  SCHEDULE 13D
--------------------------------                              ------------------
CUSIP No. 465754208                                           Page 3 of 13 Pages
--------------------------------                              ------------------
--------- ----------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            S.A.C. Capital Advisors, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    0
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            0
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.0%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            C0
----------- --------------------------------------------------------------------


                                    3 of 13

                                  SCHEDULE 13D
--------------------------------                              ------------------
CUSIP No. 465754208                                           Page 4 of 13 Pages
--------------------------------                              ------------------
--------- ----------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            S.A.C. Capital Management, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    0
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            0
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.0%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            00
----------- --------------------------------------------------------------------


                                    4 of 13

                                  SCHEDULE 13D
--------------------------------                              ------------------
CUSIP No. 465754208                                           Page 5 of 13 Pages
--------------------------------                              ------------------
--------- ----------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            S.A.C. Capital Associates, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            WC
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Anguilla, British West Indies
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    1,498,401
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,498,401
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,498,401
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.9%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            00
----------- --------------------------------------------------------------------


                                    5 of 13

                                  SCHEDULE 13D
--------------------------------                              ------------------
CUSIP No. 465754208                                           Page 6 of 13 Pages
--------------------------------                              ------------------
--------- ----------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            S.A.C. Capital Advisors, Inc.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    1,498,401
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,498,401
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,498,401
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.9%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            00
----------- --------------------------------------------------------------------


                                    6 of 13

                                  SCHEDULE 13D
--------------------------------                              ------------------
CUSIP No. 465754208                                           Page 7 of 13 Pages
--------------------------------                              ------------------
--------- ----------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Steven A. Cohen
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    1,498,401
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,498,401
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,498,401
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.9%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            IN
----------- --------------------------------------------------------------------


                                    7 of 13

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this "Amendment No. 2") amends the Schedule 13D filed on October 3, 2007 (the "Original Schedule 13D"), as amended by the Schedule 13D/A filed on November 6, 2008 (the "Amendment No. 1") (the Original Schedule 13D and the Amendment No. 1, together with this Amendment No. 2, are collectively referred to herein as the "Schedule 13D"). This Amendment No. 2 relates to the common stock, par value $0.00025 per share (the "Common Stock"), of i2 Technologies, Inc., a Delaware corporation (the "Issuer"). Unless the context otherwise requires, references herein to the "Common Stock" are to such common stock of the Issuer.

As of January 1, 2009, each of S.A.C. Capital Advisors, LLC ("SAC Capital Advisors") and S.A.C. Capital Management, LLC ("SAC Capital Management" and, together with SAC Capital Advisors, the "Predecessor Advisors") assigned to S.A.C. Capital Advisors, L.P. ("SAC Capital Advisors LP") all of its rights and responsibilities under its investment management agreements with certain private investment funds. This Schedule 13D reflects the replacement of the Predecessor Advisors with SAC Capital Advisors LP as a reporting person. Accordingly, with respect to the Predecessor Advisors, this Amendment No. 2 constitutes an "exit filing" and the Predecessor Advisors do not intend to file any further updates or amendments to the Schedule 13D.

Item 2.        Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     (a) This statement is filed by:

          (i) SAC Capital Advisors LP with respect to shares of Common Stock directly beneficially owned by S.A.C. Capital Associates, LLC ("SAC Capital Associates");

          (ii) SAC Capital Advisors;

          (iii) SAC Capital Management;

          (iv) SAC Capital Associates with respect to shares of Common Stock directly beneficially owned by it;

          (v) S.A.C. Capital Advisors, Inc. ("SAC Capital Advisors Inc.") with respect to shares of Common Stock beneficially owned by SAC Capital Advisors LP and SAC Capital Associates; and

          (vi) Steven A. Cohen with respect to shares of Common Stock beneficially owned by SAC Capital Advisors LP, SAC Capital Associates, and SAC Capital Advisors Inc. (collectively, together with Mr. Cohen, the "Continuing Reporting Persons").


                                    8 of 13

     SAC Capital Advisors, SAC Capital Management, SAC Capital Associates and Mr. Cohen are sometimes referred to herein as the "Predecessor Reporting Persons." SAC Capital Advisors LP, SAC Capital Advisors Inc., SAC Capital Associates, SAC Capital Advisors, SAC Capital Management and Mr. Cohen are sometimes referred to herein as the "Reporting Persons." The Reporting Persons expressly disclaim beneficial ownership of securities directly beneficially owned by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under the Reporting Persons' management and control.

     (b) The address of the principal business office of (i) SAC Capital Advisors LP, SAC Capital Advisors, SAC Capital Advisors Inc. and Mr. Cohen is 72 Cummings Point Road, Stamford, Connecticut 06902, (ii) SAC Capital Management is 540 Madison Avenue, New York, New York 10022, and (iii) SAC Capital Associates is P.O. Box 58, Victoria House, The Valley, Anguilla, British West Indies.

     (c) The principal business of SAC Capital Associates is to serve as a private investment limited liability company. The principal business of SAC Capital Advisors LP is to serve as investment manager to a variety of private investment funds, including SAC Capital Associates, and to control the investing and trading in securities by these private investment funds. The principal business of SAC Capital Advisors Inc. is to serve as the general partner of SAC Capital Advisors LP. Prior to January 1, 2009, the principal business of each of SAC Capital Advisors and SAC Capital Management was to serve as investment manager to a variety of private investment funds. The principal business of Mr. Cohen is to serve as a principal of SAC Capital Advisors LP and other affiliated entities.

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) SAC Capital Advisors LP is a Delaware limited partnership. SAC Capital Advisors and SAC Capital Management are Delaware limited liability companies. SAC Capital Advisors Inc. is a Delaware corporation. SAC Capital Associates is an Anguillan limited liability company. Mr. Cohen is a United States citizen.

Item 3.        Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is hereby amended and restated in its entirety as follows:

     SAC Capital Associates expended an aggregate of approximately $22,031,041 of its investment capital to purchase the 1,498,401 shares of Common Stock. Such shares


                                    9 of 13
were effected in the over-the-counter market or in open market purchases and acquired in the ordinary course of business, and are held by SAC Capital Associates in a commingled margin account maintained at Goldman Sachs & Co., which may extend margin credit to the Continuing Reporting Persons as and when required to open or carry positions in the margin account, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin account may from time to time have debit balances. Since other securities are held in the margin account, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock reported herein.

Item 5.        Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     (a) As of the close of business on January 1, 2009, the Continuing Reporting Persons beneficially own an aggregate of 1,498,401 shares of Common Stock, representing approximately 6.9% of the shares of Common Stock outstanding. The percentages used herein are based upon the 21,823,037 shares of Common Stock reported to be outstanding as of November 3, 2008 by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2008.

     SAC Capital Advisors LP, SAC Capital Advisors Inc. and Mr. Cohen own directly no shares of Common Stock. Pursuant to an investment management agreement, SAC Capital Advisors LP maintains investment and voting power with respect to securities held by SAC Capital Associates. SAC Capital Advisors Inc. is the general partner of SAC Capital Advisors LP. Mr. Cohen controls SAC Capital Advisors Inc. By reason of the provisions of Rule 13d-3 of the Act, as amended, each of SAC Capital Advisors LP, SAC Capital Advisors Inc. and Mr. Cohen may be deemed to own beneficially 1,498,401 shares of Common Stock (constituting approximately 6.9% of the shares of Common Stock outstanding).

     (b) None of the Reporting Persons has sole power to vote or direct the vote or sole power to dispose or direct the disposition of shares of Common Stock.

          (i) SAC Capital Advisors LP has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 1,498,401 shares of Common Stock, constituting approximately 6.9% of such class of securities;

          (ii) SAC Capital Advisors does not have the power, shared or otherwise, to vote or direct the vote, or to dispose or direct the disposition, of any shares of Common Stock;

          (iii) SAC Capital Management does not have the power, shared or otherwise, to vote or direct the vote, or to dispose or direct the disposition, of any shares of Common Stock;


                                    10 of 13

          (iv) SAC Capital Associates has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 1,498,401 shares of Common Stock, constituting approximately 6.9% of such class of securities;

          (v) SAC Capital Advisors Inc. has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 1,498,401 shares of Common Stock, constituting approximately 6.9% of such class of securities; and

          (vi) Steven A. Cohen has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 1,498,401 shares of Common Stock, constituting approximately 6.9% of such class of securities.

     (c) Information concerning transactions in the shares of Common Stock effected by the Predecessor Reporting Persons during the past 60 days is set forth in Schedule A hereto and is incorporated herein by reference. All of such transactions were effected in the over-the-counter market or in open market transactions through various brokerage entities on the NASDAQ Global Select Market. SAC Capital Advisors LP and SAC Capital Advisors Inc. did not effect any transactions in Common Stock during the past 60 days.

     (d) No person other than SAC Capital Advisors LP, SAC Capital Associates, SAC Capital Advisors Inc. and Steven A. Cohen is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock directly beneficially owned by SAC Capital Associates.

     (e) As of January 1, 2009, upon the assignment of all its rights and responsibilities under its investment management agreements with certain private investment funds, each of the Predecessor Advisors ceased to beneficially own more than five percent of the class of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Issuer.

The Continuing Reporting Persons may, from time to time, enter into and dispose of cash-settled equity swaps or other similar derivative transactions with one or more counterparties that are based upon the value of shares of Common Stock, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the shares of Common Stock, the relative value of shares of Common Stock in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which shares of Common Stock may be included, or a combination of any of the foregoing. These contracts do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer. As of the date


                                    11 of 13
hereof, an affiliate of the Reporting Persons, S.A.C. MultiQuant Fund, LLC, currently has short economic exposure to 27,929 shares of Common Stock. Accordingly, the Reporting Persons disclaim any beneficial ownership in any securities that may be referenced in such contracts or that may be held from time to time by any counterparties to such contracts.

Item 7.        Material to be filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to include the following items:

     1. Schedule A - Sixty Day Trading History
     2. Exhibit 99.1 - Joint Filing Agreement


                                    12 of 13

                                   SIGNATURES


After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: January 5, 2009

                                             S.A.C. CAPITAL ADVISORS, L.P.


                                             By:  /s/ Peter Nussbaum
                                                  ------------------------------
                                                  Name:   Peter Nussbaum
                                                  Title:  Authorized Person


                                             S.A.C. CAPITAL ADVISORS, LLC


                                             By:  /s/ Peter Nussbaum
                                                  ------------------------------
                                                  Name:   Peter Nussbaum
                                                  Title:  Authorized Person


                                             S.A.C. CAPITAL MANAGEMENT, LLC


                                             By:  /s/ Peter Nussbaum
                                                  ------------------------------
                                                  Name:   Peter Nussbaum
                                                  Title:  Authorized Person


                                             S.A.C. CAPITAL ASSOCIATES, LLC


                                             By:  /s/ Peter Nussbaum
                                                  ------------------------------
                                                  Name:   Peter Nussbaum
                                                  Title:  Authorized Person


                                             S.A.C. CAPITAL ADVISORS, INC.


                                             By:  /s/ Peter Nussbaum
                                                  ------------------------------
                                                  Name:   Peter Nussbaum
                                                  Title:  Authorized Person


                                             STEVEN A. COHEN


                                             By:  /s/ Peter Nussbaum
                                                  ------------------------------
                                                  Name:   Peter Nussbaum
                                                  Title:  Authorized Person


                                    13 of 13

                                   Schedule A
                                   ----------

                           SIXTY DAY TRADING HISTORY,
                              i2 TECHNOLOGIES, INC.

--------------------------------------------------------------------------------
   Date                     Name                  Amount     Price Per Share ($)
--------------------------------------------------------------------------------
11/5/2008      S.A.C. Capital Associates, LLC     -59,900           10.35
--------------------------------------------------------------------------------
11/5/2008      S.A.C. Capital Associates, LLC      -100             10.40
--------------------------------------------------------------------------------
11/5/2008      S.A.C. Capital Associates, LLC    -166,651           10.45
--------------------------------------------------------------------------------
11/5/2008      S.A.C. Capital Associates, LLC      -100            10.4501
--------------------------------------------------------------------------------
11/5/2008      S.A.C. Capital Associates, LLC      -800             10.455
--------------------------------------------------------------------------------
11/5/2008      S.A.C. Capital Associates, LLC      -100            10.4575
--------------------------------------------------------------------------------
11/5/2008      S.A.C. Capital Associates, LLC     -1,800            10.458
--------------------------------------------------------------------------------
11/5/2008      S.A.C. Capital Associates, LLC     -2,300           10.4599
--------------------------------------------------------------------------------
11/5/2008      S.A.C. Capital Associates, LLC     -6,750            10.46
--------------------------------------------------------------------------------
11/5/2008      S.A.C. Capital Associates, LLC      -300             10.465
--------------------------------------------------------------------------------
11/5/2008      S.A.C. Capital Associates, LLC      -825             10.47
--------------------------------------------------------------------------------
11/5/2008      S.A.C. Capital Associates, LLC      -900             10.475
--------------------------------------------------------------------------------
11/5/2008      S.A.C. Capital Associates, LLC      -600             10.485
--------------------------------------------------------------------------------
11/5/2008      S.A.C. Capital Associates, LLC     -10,900           10.50
--------------------------------------------------------------------------------
11/5/2008      S.A.C. Capital Associates, LLC      -300             10.505
--------------------------------------------------------------------------------
11/5/2008      S.A.C. Capital Associates, LLC     -7,300            10.51
--------------------------------------------------------------------------------
11/5/2008      S.A.C. Capital Associates, LLC      -500             10.515
--------------------------------------------------------------------------------
11/5/2008      S.A.C. Capital Associates, LLC      -600            10.5175
--------------------------------------------------------------------------------
11/5/2008      S.A.C. Capital Associates, LLC     -3,021            10.52
--------------------------------------------------------------------------------
11/5/2008      S.A.C. Capital Associates, LLC      -700             10.525
--------------------------------------------------------------------------------
11/5/2008      S.A.C. Capital Associates, LLC      -100            10.5275
--------------------------------------------------------------------------------
11/5/2008      S.A.C. Capital Associates, LLC     -3,600            10.53
--------------------------------------------------------------------------------
11/5/2008      S.A.C. Capital Associates, LLC      -600             10.535
--------------------------------------------------------------------------------
11/5/2008      S.A.C. Capital Associates, LLC      -500            10.5395
--------------------------------------------------------------------------------
11/5/2008      S.A.C. Capital Associates, LLC     -1,200           10.5399
--------------------------------------------------------------------------------
11/5/2008      S.A.C. Capital Associates, LLC     -9,200            10.54
--------------------------------------------------------------------------------
11/5/2008      S.A.C. Capital Associates, LLC     -1,000           10.5401
--------------------------------------------------------------------------------
11/5/2008      S.A.C. Capital Associates, LLC      -400             10.545
--------------------------------------------------------------------------------
11/5/2008      S.A.C. Capital Associates, LLC      -200            10.5494
--------------------------------------------------------------------------------
11/5/2008      S.A.C. Capital Associates, LLC     -5,000            10.55
--------------------------------------------------------------------------------
11/5/2008      S.A.C. Capital Associates, LLC      -500             10.555
--------------------------------------------------------------------------------
11/5/2008      S.A.C. Capital Associates, LLC      -200            10.5575
--------------------------------------------------------------------------------
11/5/2008      S.A.C. Capital Associates, LLC      -100             10.56
--------------------------------------------------------------------------------
11/5/2008      S.A.C. Capital Associates, LLC      -600             10.565
--------------------------------------------------------------------------------
11/5/2008      S.A.C. Capital Associates, LLC      -100             10.575
--------------------------------------------------------------------------------
11/5/2008      S.A.C. Capital Associates, LLC      -200             10.58
--------------------------------------------------------------------------------
11/5/2008      S.A.C. Capital Associates, LLC     -5,658            10.60
--------------------------------------------------------------------------------
11/5/2008      S.A.C. Capital Associates, LLC      -200             10.61
--------------------------------------------------------------------------------
11/5/2008      S.A.C. Capital Associates, LLC     -3,000            10.63
--------------------------------------------------------------------------------
11/5/2008      S.A.C. Capital Associates, LLC     -2,400            10.64
--------------------------------------------------------------------------------
11/5/2008      S.A.C. Capital Associates, LLC      -800             10.69
--------------------------------------------------------------------------------
11/5/2008      S.A.C. Capital Associates, LLC     -1,700            10.71
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
11/5/2008      S.A.C. Capital Associates, LLC      -900            10.7401
--------------------------------------------------------------------------------
11/5/2008      S.A.C. Capital Associates, LLC      -200             10.745
--------------------------------------------------------------------------------
11/5/2008      S.A.C. Capital Associates, LLC     -8,600            10.75
--------------------------------------------------------------------------------
11/5/2008      S.A.C. Capital Associates, LLC      -200             10.78
--------------------------------------------------------------------------------
11/5/2008      S.A.C. Capital Associates, LLC     -35,050           10.80
--------------------------------------------------------------------------------
11/5/2008      S.A.C. Capital Associates, LLC      -800             10.81
--------------------------------------------------------------------------------
11/5/2008      S.A.C. Capital Associates, LLC     -3,801            10.85
--------------------------------------------------------------------------------
11/5/2008      S.A.C. Capital Associates, LLC      -400             10.86
--------------------------------------------------------------------------------
11/5/2008      S.A.C. Capital Associates, LLC      -100             10.863
--------------------------------------------------------------------------------
11/5/2008      S.A.C. Capital Associates, LLC     -4,000            10.88
--------------------------------------------------------------------------------
11/5/2008      S.A.C. Capital Associates, LLC      -100             10.885
--------------------------------------------------------------------------------
11/5/2008      S.A.C. Capital Associates, LLC      -250             10.89
--------------------------------------------------------------------------------
11/5/2008      S.A.C. Capital Associates, LLC      -700             10.895
--------------------------------------------------------------------------------
11/5/2008      S.A.C. Capital Associates, LLC     -7,800            10.90
--------------------------------------------------------------------------------
11/5/2008      S.A.C. Capital Associates, LLC     -12,442           10.91
--------------------------------------------------------------------------------
11/5/2008      S.A.C. Capital Associates, LLC     -5,200            10.92
--------------------------------------------------------------------------------
11/5/2008      S.A.C. Capital Associates, LLC     -2,000            10.924
--------------------------------------------------------------------------------
11/5/2008      S.A.C. Capital Associates, LLC      -100             11.035
--------------------------------------------------------------------------------
11/5/2008      S.A.C. Capital Associates, LLC     -1,000            11.038
--------------------------------------------------------------------------------
11/5/2008      S.A.C. Capital Associates, LLC      -300            11.0399
--------------------------------------------------------------------------------
11/5/2008      S.A.C. Capital Associates, LLC      -300             11.04
--------------------------------------------------------------------------------
11/5/2008      S.A.C. Capital Associates, LLC      -400             11.045
--------------------------------------------------------------------------------
11/5/2008      S.A.C. Capital Associates, LLC     -1,700            11.048
--------------------------------------------------------------------------------
11/5/2008      S.A.C. Capital Associates, LLC     -55,477           11.05
--------------------------------------------------------------------------------
11/5/2008      S.A.C. Capital Associates, LLC      -900             11.055
--------------------------------------------------------------------------------
11/5/2008      S.A.C. Capital Associates, LLC     -1,700            11.06
--------------------------------------------------------------------------------
11/5/2008      S.A.C. Capital Associates, LLC      -100             11.078
--------------------------------------------------------------------------------
11/5/2008      S.A.C. Capital Associates, LLC     -3,400            11.08
--------------------------------------------------------------------------------
11/5/2008      S.A.C. Capital Associates, LLC     -6,367            11.10
--------------------------------------------------------------------------------
11/5/2008      S.A.C. Capital Associates, LLC     -3,000            11.102
--------------------------------------------------------------------------------
11/5/2008      S.A.C. Capital Associates, LLC     -3,400            11.105
--------------------------------------------------------------------------------
11/5/2008      S.A.C. Capital Associates, LLC      -100             11.108
--------------------------------------------------------------------------------
11/5/2008      S.A.C. Capital Associates, LLC      -100            11.1098
--------------------------------------------------------------------------------
11/5/2008      S.A.C. Capital Associates, LLC     -1,700            11.11
--------------------------------------------------------------------------------
11/5/2008      S.A.C. Capital Associates, LLC     -1,000           11.1298
--------------------------------------------------------------------------------
11/5/2008      S.A.C. Capital Associates, LLC      -100            11.1395
--------------------------------------------------------------------------------
11/5/2008      S.A.C. Capital Associates, LLC      -300            11.1492
--------------------------------------------------------------------------------
11/5/2008      S.A.C. Capital Associates, LLC     -1,700            11.15
--------------------------------------------------------------------------------
11/6/2008      S.A.C. Capital Associates, LLC       700              8.70
--------------------------------------------------------------------------------
11/6/2008      S.A.C. Capital Associates, LLC       300             8.7001
--------------------------------------------------------------------------------
11/6/2008      S.A.C. Capital Associates, LLC      1,500            8.7002
--------------------------------------------------------------------------------
11/6/2008      S.A.C. Capital Associates, LLC       200             8.702
--------------------------------------------------------------------------------
11/6/2008      S.A.C. Capital Associates, LLC       200             8.704
--------------------------------------------------------------------------------
11/6/2008      S.A.C. Capital Associates, LLC       200             8.705
--------------------------------------------------------------------------------
11/6/2008      S.A.C. Capital Associates, LLC      3,600             8.71
--------------------------------------------------------------------------------
11/6/2008      S.A.C. Capital Associates, LLC      1,811             8.74
--------------------------------------------------------------------------------
11/6/2008      S.A.C. Capital Associates, LLC       100             8.745
--------------------------------------------------------------------------------
11/6/2008      S.A.C. Capital Associates, LLC      8,333             8.75
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
11/6/2008      S.A.C. Capital Associates, LLC       100             8.7525
--------------------------------------------------------------------------------
11/6/2008      S.A.C. Capital Associates, LLC       500             8.756
--------------------------------------------------------------------------------
11/6/2008      S.A.C. Capital Associates, LLC       500             8.765
--------------------------------------------------------------------------------
11/6/2008      S.A.C. Capital Associates, LLC       200              8.77
--------------------------------------------------------------------------------
11/6/2008      S.A.C. Capital Associates, LLC       300             8.775
--------------------------------------------------------------------------------
11/6/2008      S.A.C. Capital Associates, LLC       300              8.79
--------------------------------------------------------------------------------
11/6/2008      S.A.C. Capital Associates, LLC      2,956             8.80
--------------------------------------------------------------------------------
11/6/2008      S.A.C. Capital Associates, LLC      3,200             9.00
--------------------------------------------------------------------------------
11/10/2008     S.A.C. Capital Associates, LLC      1,032            8.1801
--------------------------------------------------------------------------------
11/10/2008     S.A.C. Capital Associates, LLC       200             8.185
--------------------------------------------------------------------------------
11/10/2008     S.A.C. Capital Associates, LLC      5,500             8.19
--------------------------------------------------------------------------------
11/10/2008     S.A.C. Capital Associates, LLC       205             8.1901
--------------------------------------------------------------------------------
11/10/2008     S.A.C. Capital Associates, LLC       400             8.195
--------------------------------------------------------------------------------
11/10/2008     S.A.C. Capital Associates, LLC       150              8.20
--------------------------------------------------------------------------------
11/14/2008     S.A.C. Capital Associates, LLC       500              8.15
--------------------------------------------------------------------------------
11/14/2008     S.A.C. Capital Associates, LLC        3               8.16
--------------------------------------------------------------------------------
11/14/2008     S.A.C. Capital Associates, LLC       600             8.1699
--------------------------------------------------------------------------------
11/14/2008     S.A.C. Capital Associates, LLC      7,100             8.17
--------------------------------------------------------------------------------
11/14/2008     S.A.C. Capital Associates, LLC       497              8.19
--------------------------------------------------------------------------------
11/14/2008     S.A.C. Capital Associates, LLC      4,300             8.20
--------------------------------------------------------------------------------
12/4/2008      S.A.C. Capital Associates, LLC      1,000             5.90
--------------------------------------------------------------------------------
12/4/2008      S.A.C. Capital Associates, LLC      2,500             5.94
--------------------------------------------------------------------------------
12/4/2008      S.A.C. Capital Associates, LLC      2,300             5.96
--------------------------------------------------------------------------------
12/4/2008      S.A.C. Capital Associates, LLC      7,600            5.965
--------------------------------------------------------------------------------
12/4/2008      S.A.C. Capital Associates, LLC      7,400             5.97
--------------------------------------------------------------------------------
12/4/2008      S.A.C. Capital Associates, LLC       700              5.99
--------------------------------------------------------------------------------
12/4/2008      S.A.C. Capital Associates, LLC      2,300             6.00
--------------------------------------------------------------------------------
12/4/2008      S.A.C. Capital Associates, LLC       95               6.03
--------------------------------------------------------------------------------
12/4/2008      S.A.C. Capital Associates, LLC       200             6.032
--------------------------------------------------------------------------------
12/4/2008      S.A.C. Capital Associates, LLC       200              6.04
--------------------------------------------------------------------------------
12/4/2008      S.A.C. Capital Associates, LLC      1,200            6.045
--------------------------------------------------------------------------------
12/4/2008      S.A.C. Capital Associates, LLC      3,700             6.05
--------------------------------------------------------------------------------
12/4/2008      S.A.C. Capital Associates, LLC      3,300             6.09
--------------------------------------------------------------------------------
12/4/2008      S.A.C. Capital Associates, LLC      1,100            6.092
--------------------------------------------------------------------------------
12/4/2008      S.A.C. Capital Associates, LLC       200             6.095
--------------------------------------------------------------------------------
12/4/2008      S.A.C. Capital Associates, LLC     14,800             6.10
--------------------------------------------------------------------------------
12/4/2008      S.A.C. Capital Associates, LLC      5,000             6.14
--------------------------------------------------------------------------------
12/4/2008      S.A.C. Capital Associates, LLC     20,000             6.15
--------------------------------------------------------------------------------
12/4/2008      S.A.C. Capital Associates, LLC       100              6.37
--------------------------------------------------------------------------------
12/4/2008      S.A.C. Capital Associates, LLC      1,000             6.40
--------------------------------------------------------------------------------
12/4/2008      S.A.C. Capital Associates, LLC       100              6.41
--------------------------------------------------------------------------------
12/4/2008      S.A.C. Capital Associates, LLC       100             6.425
--------------------------------------------------------------------------------
12/4/2008      S.A.C. Capital Associates, LLC       100              6.43
--------------------------------------------------------------------------------
12/4/2008      S.A.C. Capital Associates, LLC       100             6.437
--------------------------------------------------------------------------------
12/4/2008      S.A.C. Capital Associates, LLC       600              6.44
--------------------------------------------------------------------------------
12/4/2008      S.A.C. Capital Associates, LLC       100             6.447
--------------------------------------------------------------------------------
12/4/2008      S.A.C. Capital Associates, LLC       100             6.4475
--------------------------------------------------------------------------------
12/4/2008      S.A.C. Capital Associates, LLC       100              6.45
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
12/4/2008      S.A.C. Capital Associates, LLC       281              6.47
--------------------------------------------------------------------------------
12/4/2008      S.A.C. Capital Associates, LLC       100             6.4725
--------------------------------------------------------------------------------
12/4/2008      S.A.C. Capital Associates, LLC       300             6.4775
--------------------------------------------------------------------------------
12/4/2008      S.A.C. Capital Associates, LLC      1,519             6.48
--------------------------------------------------------------------------------
12/4/2008      S.A.C. Capital Associates, LLC       200              6.51
--------------------------------------------------------------------------------
12/4/2008      S.A.C. Capital Associates, LLC       200              6.53
--------------------------------------------------------------------------------
12/4/2008      S.A.C. Capital Associates, LLC       300              6.54
--------------------------------------------------------------------------------
12/4/2008      S.A.C. Capital Associates, LLC      2,613             6.55
--------------------------------------------------------------------------------
12/4/2008      S.A.C. Capital Associates, LLC       100              6.56
--------------------------------------------------------------------------------
12/4/2008      S.A.C. Capital Associates, LLC       200             6.576
--------------------------------------------------------------------------------
12/5/2008      S.A.C. Capital Associates, LLC       100              5.85
--------------------------------------------------------------------------------
12/5/2008      S.A.C. Capital Associates, LLC      1,300            5.852
--------------------------------------------------------------------------------
12/5/2008      S.A.C. Capital Associates, LLC       100              5.86
--------------------------------------------------------------------------------
12/5/2008      S.A.C. Capital Associates, LLC      1,500             5.87
--------------------------------------------------------------------------------
12/5/2008      S.A.C. Capital Associates, LLC      2,400             5.88
--------------------------------------------------------------------------------
12/5/2008      S.A.C. Capital Associates, LLC       400             5.885
--------------------------------------------------------------------------------
12/5/2008      S.A.C. Capital Associates, LLC      4,300             5.89
--------------------------------------------------------------------------------
12/5/2008      S.A.C. Capital Associates, LLC       500             5.8999
--------------------------------------------------------------------------------
12/5/2008      S.A.C. Capital Associates, LLC      4,700             5.90
--------------------------------------------------------------------------------